September 26, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Atlis Motor Vehicles Inc. Offering Statement on Form 1-A File No. 024-11714

Ladies and Gentlemen:

On behalf of Atlis Motor Vehicles, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Monday, September 26, 2022, or as soon thereafter as is practicable.

Furthermore, should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, Atlis Motor Vehicles, Inc hereby acknowledges that such qualification does not: (1) foreclose the Commission from taking any action with respect to the filing, or (2) relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that it may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Atlis Motor Vehicles, Inc.